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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)



The Chicago Dock and Canal Trust
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

1673391
(CUSIP Number)

Fred Eychaner
c/o Newsweb Corporation
1645 W. Fullerton Avenue
Chicago, IL 60614  (312) 975-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D


CUSIP No. 1673391


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Fred Eychaner     (S.S.# ###-##-####)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
399,900

8 SHARED VOTING POWER
- -100-

9 SOLE DISPOSITIVE POWER
399,900

10 SHARED DISPOSITIVE POWER
- -100-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
400,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.92%

14 TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D


CUSIP No. 1673391


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Newsweb Corporation   (I.R.S.# 362728759)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
- -0-

8 SHARED VOTING POWER
- -100-

9 SOLE DISPOSITIVE POWER
- -0-

10 SHARED DISPOSITIVE POWER
- -100-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 .002%

14 TYPE OF REPORTING PERSON*
CO


Item 1. Security and Issuer

In accordance with Rule 101 (a)(2)(iii) of Regulation S-T of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 hereby amends and supplements the statement of Schedule 13D, dated January 24, 1995 and as amended and restated in its entirety by Amendment No. 1 dated June 16, 1995 (the "Schedule 13D"), filed by Fred Eychaner individually and on behalf of Newsweb Corporation, relating to the share of Common Stock, no par value (the "Common Stock" or the "Shares") of the Chicago Dock and Canal Trust (the "Company") with its principal executive offices located at 455 East Illinois Street, Suite 565, Chicago, Illinois 60611. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.


Item 4. Purpose of Transaction

Item 4. hereby is amended to add the following paragraph at the end of such section:

On July 13, 1995, Mr. Eychaner, on behalf of himself and Newsweb Corporation, met with Mr. Edward McCormick Blair, Jr., Chairman of the Nominating Committee of the Company's Board of Directors, another signatory to the June 15, 1995 letter to the Company and several other trustees. On July 18, 1995, Mr. Eychaner, on behalf of himself and Newsweb Corporation, met with Mr. Blair. On July 20, 1995, Mr. Eychaner, on behalf of himself and Newsweb Corporation, met with Mr. Blair, another signatory to the June 15, 1995 letter and several other trustees. The purpose of each of these meetings was to discuss, among other things, the letter to the Company dated June 15, 1995. At the end of the July 20, 1995 meeting, Mr. Blair indicated that no answer concerning the matters discussed at the meetings and raised by the June 15th letter would be forthcoming until the middle of August.

Item 5. Interest in Securities of the Issuer

(a) Eychaner beneficially owns 400,000 Shares representing 6.92% of the outstanding Shares.

(b) Eychaner has the sole power to vote and the sole power to dispose of 399,900 Shares. Eychaner has the shared power to vote and the shared power to dispose of 100 Shares. Newsweb Corporation has the sole power to dispose of -0- Shares. Newsweb has the shared power to vote and the shared power to dispose of 100 Shares.

(c) Eychaner purchased (i) 5,000 Shares on June 27, 1995 at a price of $11-5/8 per Share for a total consideration of $58,125; (ii) 5,600 Shares on July 17, 1995 at a price of $12 per Share for a total consideration of $67,202.50; (iii) 20,000 Shares on July 18, 1995 at a price of $12-1/16 per Share for a total consideration of $241,200; (iv) 6,000 Shares on July 19, 1995 at a price of $11-
15/16 per Share for a total consideration of $71,610; (v) 4,000 Shares on July 26, 1995 at a price of $11-7/8 per Share for a total consideration of $47,500; and (vi) 4,000 Shares on August 2, 1995 at a price of $12-1/8 for a total consideration of $48,500.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e) Not applicable.



Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 3, 1995

/s/ FRED EYCHANER
- --------------------------
Fred Eychaner


NEWSWEB CORPORATION


/s/ FRED EYCHANER
- --------------------------
Fred Eychaner, President